SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                        (Name of Filing Person (Issuer))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

        ARTHUR C. DELIBERT, ESQ.                   LAWRENCE LEDERMAN, ESQ.
       KIRKPATRICK & LOCKHART LLP            MILBANK, TWEED, HADLEY & MCCLOY LLP
     1800 MASSACHUSETTS AVENUE, NW                ONE CHASE MANHATTAN PLAZA
          WASHINGTON, DC 20036                        NEW YORK, NY 10005
       TELEPHONE: (202) 778-9042                  TELEPHONE: (212) 530-5732

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
            $18,874,080                                           $2,391.35

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 943,704 shares of Common Stock are purchased at a price per share of $20.00.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                     Filing Party: N/A
Form or Registration No.: N/A                   Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-1.
|_|   going-private transaction subject to Rule 13e-3.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

ITEMS 1 THROUGH 9 AND ITEM 11.

      This Tender Offer Statement on Schedule TO is filed by Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "Fund"). This Schedule TO relates to the offer by the Fund to purchase up to 943,704 of its outstanding shares of common stock, par value $0.0001 per share, at $20.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.


ITEM 12.    EXHIBITS.

   EXHIBIT NO.                      DOCUMENT
--------------------------------------------------------------------------------
     (a)(1)    Offer to Purchase dated October 1, 2004.
     (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
     (a)(3)    Notice of Guaranteed Delivery.
     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(6)    Notice of Withdrawal
     (a)(7) Press Release issued by the Fund dated October 1, 2004. (d)(1) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 (incorporated herein by reference to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004)
     (d)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 (incorporated herein by reference to the
               Schedule 14D-9 filed by the Fund with the SEC on September 23,
               2004)
     (d)(3)    Administration Agreement between the Fund and NB Management dated November 3, 2003 (incorporated herein by reference to the
               Schedule 14D-9 filed by the Fund with the SEC on September 23,
               2004)
     (d)(4) Sub-Advisory Agreement between NB Management, on behalf of the Fund, and NB LLC dated November 3, 2003 (incorporated herein by reference to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004)
     (d)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (incorporated herein by reference to the Registration Statement filed by the Fund with the SEC on January 29, 2003)


ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.

                        By:      /s/ Robert Conti
                              ------------------------------------------
                        Name:    Robert Conti
                        Title:   Vice President

Dated:      October 1, 2004

                                  EXHIBIT INDEX


   EXHIBIT NO.                      DOCUMENT
--------------------------------------------------------------------------------
     (a)(1)    Offer to Purchase dated October 1, 2004.
     (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
     (a)(3)    Notice of Guaranteed Delivery.
     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(6)    Notice of Withdrawal
     (a)(7) Press Release issued by the Fund dated October 1, 2004. (d)(1) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 (incorporated herein by reference to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004)
     (d)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 (incorporated herein by reference to the
               Schedule 14D-9 filed by the Fund with the SEC on September 23,
               2004)
     (d)(3)    Administration Agreement between the Fund and NB Management dated November 3, 2003 (incorporated herein by reference to the
               Schedule 14D-9 filed by the Fund with the SEC on September 23,
               2004)
     (d)(4) Sub-Advisory Agreement between NB Management, on behalf of the Fund, and NB LLC dated November 3, 2003 (incorporated herein by reference to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004)
     (d)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (incorporated herein by reference to the Registration Statement filed by the Fund with the SEC on January 29, 2003)